



AB
10/27

06050926

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 26784

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

OCT 2 6 2006

REPORT FOR THE PERIOD BEGINNING___9/1/05___ AND ENDING___8/31/06___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Decade Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

N19 W24130 Riverwood Drive, Ste. 100
_____
                    (No. and Street)

Waukesha	WI	53188
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael Sweet   (262) 522-8990
_____
                                                (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Virchow, Krause & Company, LLP
_____
        (Name – *if individual, state last, first, middle name*)

115 S. 84th Street, Suite 400	Milwaukee	WI	53214
(Address)	(City)	(State)	(Zip Code)

PROCESSED

NOV 03 2006

THOMSON
FINANCIAL

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __Michael Sweet_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__Decade Securities Corp._____ , as

of __August 31_____, 20 _06___ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

__President_____
Title

_____
Notary Public

My Commission expires: 6/4/07

This report ** contains (check all applicable boxes):
- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



DECADE SECURITIES CORP.

Waukesha, Wisconsin

FINANCIAL STATEMENTS

Including Independent Auditors' Report

August 31, 2006

DECADE SECURITIES CORP.

TABLE OF CONTENTS



INDEPENDENT AUDITORS' REPORT

The Board of Directors
Decade Securities Corp.
Waukesha, Wisconsin

We have audited the accompanying statement of financial condition of Decade Securities Corp. (the "Company") as of August 31, 2006, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of August 31, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Virchow Krause & Company, LLP

Milwaukee, Wisconsin
October 12, 2006

DECADE SECURITIES CORP.

STATEMENT OF FINANCIAL CONDITION
August 31, 2006

ASSETS

ASSETS

Cash and cash equivalents	$	659,771
Fees receivable from related party		7,727
Prepaid taxes		10,950
Investment		329,687
Equipment, less accumulated depreciation of $26,578		14,897
TOTAL ASSETS	$	1,023,032

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Deferred income taxes payable	$	9,800
Total Liabilities		9,800

STOCKHOLDERS' EQUITY

Common stock, $1 par value; 56,000 shares authorized,	
12,891 shares issued and outstanding	12,891
Additional paid-in capital	475,401
Retained earnings	524,940
Total Stockholders' Equity	1,013,232

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	1,023,032

DECADE SECURITIES CORP.

STATEMENT OF INCOME
Year Ended August 31, 2006

REVENUES		
Fees and service income	$	83,513
Commissions and other fees on security sales		7,843
Interest		9,499
Total Revenues		100,855
EXPENSES		
Professional fees		17,082
Other operating expenses		15,848
Total Expenses		32,930
NET INCOME BEFORE EQUITY IN EARNINGS OF UNCONSOLIDATED AFFILIATE AND INCOME TAXES		67,925
EQUITY IN EARNINGS OF UNCONSOLIDATED AFFILIATE		25,624
NET INCOME BEFORE INCOME TAXES		93,549
PROVISION FOR INCOME TAXES		(36,752)
NET INCOME	$	56,797

See accompanying notes to financial statements.

DECADE SECURITIES CORP.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
Year Ended August 31, 2006

	Common Stock		Additional Paid-in	Retained	
	Shares	Amount	Capital	Earnings	Total
BALANCES, August 31, 2005	12,891	$ 12,891	$ 475,401	$ 468,143	$ 956,435
Net income	-	-	-	56,797	56,797
BALANCES, August 31, 2006	12,891	$ 12,891	$ 475,401	$ 524,940	$ 1,013,232

See accompanying notes to financial statements.

DECADE SECURITIES CORP.

STATEMENT OF CASH FLOWS
Year Ended August 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	56,797
Adjustments to reconcile net income to net cash flows		
from operating activities		
Depreciation		2,042
Amortization of warrants		825
Equity in earnings of unconsolidated affiliate		(25,624)
Deferred income taxes		1,400
Changes in operating assets and liabilities		
Fees receivable		(1,967)
Prepaid income taxes		650
Net Cash Flows From Operating Activities		34,123
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property and equipment		(353)
Capital distributions from unconsolidated affiliate		29,305
Net Cash Flows From Investing Activities		28,952
Net Change in Cash and Cash Equivalents		63,075
CASH AND CASH EQUIVALENTS - Beginning of Year		596,696
CASH AND CASH EQUIVALENTS - END OF YEAR	$	659,771
Supplementary cash flow disclosure		
Cash paid for income taxes	$	34,702

See accompanying notes to financial statements.

DECADE SECURITIES CORP.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Decade Securities Corp. (the "Company") is part of a real estate syndication group which uses the "Decade" name. The Company is a broker/dealer that principally sells interests in real estate direct participation programs sponsored by Decade affiliates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Long-Term Investment

The long-term investment is valued using the equity method which does not exceed the estimated net realizable value.

Equipment

Equipment is carried at cost. Maintenance and repairs, including the replacement of minor items, are expensed as incurred, and major additions to equipment are capitalized. When equipment is sold or otherwise disposed of, the asset account and related accumulated depreciation account are relieved, and any gain or loss is included in operations.

Depreciation

The Company provides for depreciation of equipment using annual rates which are sufficient to amortize the cost of depreciable assets over their estimated useful lives.

Revenue Recognition

Commissions, other fees on security sales and various service fees (see Note 7) are credited to income at the time the related services are performed.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

DECADE SECURITIES CORP.

NOTES TO FINANCIAL STATEMENTS
August 31, 2006

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

Income Taxes

Deferred income taxes are reported using the liability method. Deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At August 31, 2006, the Company had net capital of $649,971 and a net capital requirement of $5,000. The Company's ratio of aggregate indebtedness to net capital was .015 to 1 as of August 31, 2006.

NOTE 3 - INVESTMENT

The long-term investment represents an investment in Decade Mortgage Loan Partners LLC ("DMLP"). The Company owns 700 units of the 14,500 DMLP units issued and outstanding and accounts for this investment under the equity method because the Company could exercise significant influence over their operating and financial activities. The other members of DMLP consist of five affiliated entities that are either wholly owned or controlled by the Company's major shareholder.

The activity in the Company's investment in DMLP is as follows:

Balance at the beginning of year	$ 333,368
Equity in net earnings	25,624
Capital distributions	(29,305)
Balance at End of Year	$ 329,687

Following is an unaudited summary of the financial position and results of operations of DMLP as of and for the twelve months ended August 31, 2006.

Assets	$ 6,907,306
Liabilities	-
Equity	6,907,306
Net Income	530,834

DECADE SECURITIES CORP.

NOTES TO FINANCIAL STATEMENTS
August 31, 2006

NOTE 4 - LEASES

The Company leases office space under a month-to-month sublease agreement with an affiliate on the basis of square footage. Rental expense incurred under this lease for the year ended August 31, 2006 was $5,916.

NOTE 5 - INCOME TAXES

The provision for income taxes for the year ended August 31, 2006 is as follows:

Current	$ 35,352
Deferred	1,400
Total Provision for Income Taxes	$ 36,752

The provision for taxes differs from the expected provision that would result from the application of federal tax rates to pre-tax book income. The primary reasons for the differences are: state income taxes, the effects of allocated exemptions among the controlled group, and changes in the deferred tax liability.

NOTE 6 - CONCENTRATIONS

Cash Balance

The Company maintains its cash balances primarily in an area bank, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

NOTE 7 - TRANSACTIONS WITH RELATED PARTIES

The Company collected monthly fees from an affiliate for investor relations services. Total fees amounted to $67,013 in 2006. Also in 2006, the Company received fees from affiliates for consulting and financial statement review services rendered during the year. Total fees amounted to $16,500 for these services in 2006. As of August 31, 2006, the Company had a fee receivable of $7,727 from an affiliate.

The amounts recorded by the Company with respect to these transactions and those related to leased space cost allocations as discussed in Note 4 are based on negotiations among related parties and may or may not be representative of what the Company would have earned or incurred in comparable situations dealing with unrelated entities. The Company is also not charged for the costs of services rendered by employees of affiliates who perform the revenue-producing services discussed in the preceding paragraph.

The Company owns 700 units of the 14,500 DMLP units issued and outstanding. The Company received $29,305 as a return of capital in 2006.



**INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL FINANCIAL INFORMATION
REQUIRED BY RULE 17A-5 OF
THE SECURITIES EXCHANGE ACT OF 1934**

The Board of Directors
Decade Securities Corp.
Waukesha, Wisconsin

We have audited the accompanying financial statements of Decade Securities Corp. as of and for the year ended August 31, 2006 and have issued our report thereon dated October 12, 2006. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Virchow, Krause & Company, LLP

Milwaukee, Wisconsin
October 12, 2006

DECADE SECURITIES CORP.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES
AND EXCHANGE COMMISSION
August 31, 2006

Computation of Net Capital

Common stock	$ 12,891
Additional paid-in capital	475,401
Retained earnings	524,940
Total stockholders' equity	1,013,232
Deduct non-allowable assets:	
Investments	(329,687)
Equipment	(14,897)
Prepaid taxes	(10,950)
Fees receivable	(7,727)
Net capital	$ 649,971

Computation of Aggregate Indebtedness

Total aggregate indebtedness liabilities from the balance sheet	$ 9,800

Computation of Basic Net Capital Requirement

6-2/3% of aggregate indebtedness	$ 653
Minimum dollar net capital requirement	$ 5,000
Net capital required	$ 5,000
Excess net capital	$ 644,971
Excess net capital at 1,000% (net capital minus 10% of aggregate indebtedness)	$ 648,991
Ratio of aggregate indebtedness to net capital	.015 to 1

There were no material differences between the above calculation and the Company's calculation of net capital as reflected on the unaudited Form 17a-5, Part IIA.

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER RULE 15c3-3

Decade Securities Corporation is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(1).

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

Decade Securities Corporation is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(1).



REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

The Board of Directors
Decade Securities Corp.
Waukesha, Wisconsin

In planning and performing our audit of the financial statements and supplemental schedule of Decade Securities Corp. (the "Company") for the year ended August 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission(SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets, for which the Company has responsibility, are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Page 11

The Board of Directors
Decade Securities Corp.
Page 2

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at August 31, 2006, to meet the SEC's objectives.

This report is intended solely for the use of the Company, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than the specified parties.

Virchow, Krause & Company, LLP

Milwaukee, Wisconsin
October 12, 2006